TIMOTHY C. MAGUIRE

Pierce Atwood LLP
100 Summer Street #2250
Boston, MA 02110
Fax: 617-824-2020

January 11, 2012		PH 617.488.8140
FX 617.824.2020
Securities and Exchange Commission		tmaguire@pierceatwood.com pierceatwood.com
Attn:	Jeffrey P. Riedler Assistant Director

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

RE:	Emisphere Technologies, Inc.
Response to Letter, dated December 19, 2011, to Michael R. Garone, Interim Chief Executive Officer and Chief Financial Officer

Ladies and Gentlemen:

On behalf of Emisphere Technologies, Inc., a Delaware corporation (“Emisphere” or the “Company”), I am hereby transmitting for filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments communicated by letter, dated December 19, 2011, from the Commission to Michael R. Garone, Interim Chief Executive Officer and Chief Financial Officer of the Company.

By this letter, I hereby advise the Commission on behalf of the Company that the Company intends to respond to the Commission’s December 19 correspondence by amending its annual report on Form 10-K for the fiscal year ended December 31, 2010 and providing the Commission with the requested draft disclosure to be included in its annual report on Form 10-K for the fiscal year ended December 31, 2011, on or before January 19, 2012. The additional time for response is required in order to seek the necessary review and approval of Novartis Pharma AG, the Company’s corporate partner with respect to its salmon calcitonin program, regarding the disclosures and filings requested by the Commission, including a request for confidential treatment of certain information to be filed with the Commission in connection therewith.

Should you require additional information or have questions regarding this letter, please do not hesitate to contact me at (617) 488-8140.

Very truly yours,

PIERCE ATWOOD LLP

By:	/s/ Timothy C. Maguire
Timothy C. Maguire

cc:	Michael R. Garone, Emisphere Technologies, Inc.